UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(AMENDMENT NO. __)

GREEN EARTH TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

39303R102
(CUSIP Number)

Francesco Galesi
c/o Steven K. Porter, Esq.
695 Rotterdam Industrial Park
Schenectady, New York 12306
Tel: (518) 356-4445

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39303R102	SCHEDULE 13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ENTITIES ONLY) Francesco Galesi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 13,188,000*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 13,188,000*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,555,293*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.6%*
12	TYPE OF REPORTING PERSON* IN

* SEE ITEM 4.

CUSIP No. 39303R102	SCHEDULE 13G	Page 3 of 6 Pages

ITEM 1

(a)    NAME OF ISSUER:

Green Earth Technologies, Inc., a Delaware corporation (the "Issuer").

(b)    ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The address of the principal executive offices of the Issuer is 1136 Celebration Boulevard, Celebration, Florida 34747.

ITEM 2

(a)    NAME OF PERSON FILING:

Francesco Galesi.

(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

695 Rotterdam Industrial Park, Schenectady, New York 12306

(c)    CITIZENSHIP:

UNITED STATES OF AMERICA.

(d)    TITLE OF CLASS OF SECURITIES:

The class of equity security to which this statement relates is the common stock, par value $0.001 per share (the “Common Stock”), of the Issuer.

(e)    CUSIP NUMBER:

CUSIP No. 39303R102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 39303R102	SCHEDULE 13G	Page 4 of 6 Pages

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 29,555,293.

(b) Percent of class: 17.6%.

(c) Number of shares as to which the person has:

(i)     Sole power to vote or to direct the vote: 13,188,000*.
(ii)    Shared power to vote or to direct the vote: 0.
(iii)   Sole power to dispose or to direct the disposition of: 13,188,000*.
(iv)  Shared power to dispose or to direct the disposition of: 0.
_________________
* Does not include an aggregate of 16,367,293 shares underlying derivative securities as follows:

(a) an aggregate of 3,132,000 shares of Common Stock underlying three immediately exercisable warrants, each with an exercise price of $0.38 per share.  The three warrants consist of: (i) a warrant exercisable for up to 972,000, expiring on January 19, 2013; and (ii) two warrants exercisable for up to 1,080,000 shares each, expiring on February 19, 2013 and May 13, 2013, respectively;

(b) 4,411,764 shares of Common Stock underlying an immediately exercisable warrant with an exercise price of $0.21 per share and an expiration date of December 31, 2016; and

(c) 8,823,529 shares of Common Stock issuable upon the conversion of a 6% Secured Convertible Debenture of the Issuer.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

CUSIP No. 39303R102	SCHEDULE 13G	Page 5 of 6 Pages

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 39303R102	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2011	By:	/s/ Francesco Galesi
Name: Francesco Galesi
Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.